 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(03 November 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 03 November 2016 re: USD Notes Tender Offer Pricing

3 November 2016
LLOYDS BANK PLC - PRICING OF ANY AND ALL TENDER OFFER
Lloyds Bank plc ("Lloyds Bank" or the "Offeror") is today announcing the pricing of its previously announced cash tender offer for any and all of certain series of outstanding U.S. dollar denominated notes (the "Any and All Notes") issued by Lloyds Bank plc and guaranteed by Lloyds Banking Group plc (the "Any and All Tender Offer"). The Any and All Tender Offer is being made on the terms and subject to the conditions set out in the Offer to Purchase dated 27 October 2016 (the "Offer to Purchase") and the related notice of guaranteed delivery.

Capitalised terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

The Reference Yield in respect of each Series of Any and All Notes was determined at 11:00 a.m., New York City time, today. The Any and All Consideration for each Series of Any and All Notes is based on the Reference Yield plus the Fixed Spread as set forth in the table below:

Any and All Notes	ISIN/CUSIP	Principal Amount Outstanding	Fixed Spread (bps)	Reference U.S. Treasury Security	Reference Yield	Any and All Consideration(1)
1.750% Senior Notes due 2018 (Series 1)	US53944VAC37 53944VAC3	$1,000,000,000	60	0.750% U.S. Treasury Security due September 30, 2018	0.822%	$1,004.38
1.750% Senior Notes due 2018 (Series 2)	US53944VAG41 53944VAG4	$1,250,000,000	60	0.750% U.S. Treasury Security due September 30, 2018	0.822%	$1,004.90
2.350% Senior Notes due 2019 (Series 3)	US53944VAB53 53944VAB5	$1,000,000,000	70	1.000% U.S. Treasury Security due October 15, 2019	0.965%	$1,018.82
2.400% Senior Notes due 2020 (Series 4)	US53944VAE92 53944VAE9	$1,000,000,000	50	1.125% U.S. Treasury Security due September 30, 2021	1.277%	$1,020.21
3.500% Senior Notes due 2025 (Series 5)	US53944VAH24 53944VAH2	$1,250,000,000	80	1.500% U.S. Treasury Security due August 15, 2026	1.812%	$1,067.41

  (1)    Per $1,000 in principal amount of Any and All Notes accepted for purchase.

The Any and All Tender Offer will expire at 5:00 p.m., New York City time, on 3 November 2016 unless extended (such date and time, as the same may be extended, the "Any and All Expiration Deadline") or earlier terminated. Holders must validly tender and not withdraw their Any and All Notes on or prior to the Any and All Expiration Deadline in order to be eligible to receive the Any and All Consideration. Any and All Notes validly tendered may be withdrawn at any time prior to the Any and All Expiration Deadline, but not thereafter. In addition to the Any and All Consideration, Holders of Any and All Notes accepted for purchase pursuant to the Any and All Tender Offer will also receive on the Any and All Settlement Date accrued and unpaid interest on the Any and All Notes from the last interest payment date up to, but not including, the Any and All Settlement Date.

The Any and All Settlement Date is expected to be 8 November 2016.
FURTHER INFORMATION
Copies of the Offer to Purchase are available at the following web address: http://www.lucid-is.com/lloydsbank

Requests for additional copies of the Offer to Purchase and information in relation to the procedures for tendering should be directed to:

Tender Agent
Lucid Issuer Services Limited                Email: lloydsbank@lucid-is.com
David Shilson / Arlind Bytyqi               Telephone: +44 (0) 20 7704 0880

Investor Relations
Andrew Downey                                     Email: andrew.downey@finance.lloydsbanking.com
Director, Investor Relations                  Telephone: +44 (0) 20 7356 2334

Global Co-Ordinator
Lloyds Bank plc                                      U.S. Toll-Free: +1 (855) 400-6511
                                                                  Collect: +1 (212) 827-3105
                                                                  In Europe: +44 (0) 20 7158 2720
                                                                  Email: liability.management@lloydsbanking.com
                                                                  Attn: Liability Management Group

Joint Dealer Managers
BNP Paribas Securities Corp.               U.S. Toll-Free: +1 (888) 210-4358
                                                                  Collect: +1 (212) 841-3059
                                                                  In Europe: +44 (0) 20 7595 8668
                                                                  Email: liability.management@bnpparibas.com
                                                                  Attn: Liability Management Group

Deutsche Bank Securities Inc.             U.S. Toll-Free: +1 (866) 627-0391
                                                                  Collect: +1 (212) 250-2955
                                                                  In Europe: +44 (0) 20 7545 8011
                                                                  Attention: Liability Management Group
                                                                  Email: liability.management@db.com

UBS Limited                                            U.S. Toll-Free: +1 (888) 719-4210
                                                                  Collect: +1 (203) 719-4210
                                                                  In Europe: +44 (0) 20 7568 2133
                                                                  Email: ol-liabilitymanagement-eu@ubs.com
                                                                  Attn: Liability Management Group

CONCURRENT NON-U.S. OFFER
On 27 October 2016, the Offeror also launched an exchange offer (the "Non-U.S. Offer") in respect of certain of Lloyds Bank's outstanding euro-denominated debt securities. This announcement does not relate to the Non-U.S. Offer.

DISCLAIMER
This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain important information which should be read carefully before any decision is made with respect to the Any and All Tender Offer. If you are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take, you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal adviser. Any individual or company whose Any and All Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Any and All Tender Offer. None of the Offeror, the Dealer Managers or the Tender Agent make any recommendation as to whether holders should tender Any and All Notes pursuant to the Any and All Tender Offer.

OFFER RESTRICTIONS
United Kingdom
The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Any and All Tender Offer are not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Group or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, and (2) any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium
Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Any and All Tender Offer have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Any and All Tender Offer may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Any and All Tender Offer may not be advertised and the Any and All Tender Offer will not be extended, and neither this announcement nor any other documents or materials relating to the Any and All Tender Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 10 of the Belgian Law of June 16, 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account. This announcement has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Any and All Tender Offer. Accordingly, the information contained in this announcement may not be used for any other purpose or disclosed to any other person in Belgium.

France
The Any and All Tender Offer is not being made, directly or indirectly, to the public in France. Neither this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Any and All Tender Offer, has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), other than individuals, acting for their own account, all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Any and All Tender Offer. This announcement has not been and will not be submitted for clearance procedures (visa) of the Autorité des marchés financiers.

Italy
None of the Any and All Tender Offer, this announcement, the Offer to Purchase or any other documents or materials relating to the Any and All Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Any and All Tender Offer is being carried out in the Republic of Italy ("Italy") as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "CONSOB Regulation"). The Any and All Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the CONSOB Regulation.

Holders or beneficial owners of the Any and All Notes located in Italy can tender the Any and All Notes through authorised persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of October 29, 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Any and All Notes or the Any and All Tender Offer.

Canada
Neither this announcement, the Offer to Purchase nor any other materials relating to the Any and All Tender Offer constitute, nor may be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. Any offer or solicitation in Canada must be made through a dealer that is appropriately registered under the laws of the applicable province or territory of Canada, or pursuant to an exemption from that requirement.

General
The Any and All Tender Offer does not constitute an offer to buy or the solicitation of an offer to sell Any and All Notes in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Any and All Tender Offer to be made by a licensed broker or dealer and the Dealer Managers or, where the context so requires, any of its affiliates is such a licensed broker or dealer in that jurisdiction, the Any and All Tender Offer shall be deemed to be made on behalf of the Offeror by such Dealer Manager or affiliate in such jurisdiction.

The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and the Offer to Purchase comes are required by each of the Offeror, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

This announcement contains inside information.

FORWARD-LOOKING STATEMENTS
Certain statements included in this announcement are forward-looking statements. We and the Group may make forward-looking statements in other documents filed with the SEC that are incorporated by reference into the Offer to Purchase. Forward-looking statements can be identified by the use of forward-looking terminology such as words "expect", "estimate", "project", "anticipate", "believes", "should", "could", 'intend", "plan", "probability", "risk", "target", "goal", "objective", "may", "endeavour", "outlook", "optimistic", "prospects" or by the use of similar expressions or variations on such expressions, or by the discussion of strategy or objectives. Forward-looking statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements.
In particular, this announcement and certain documents incorporated by reference into the Offer to Purchase include forward-looking statements relating, but not limited to, projections or expectations of LBG's future financial position including profit attributable to shareholders, provisions, economic profit, dividends, capital structure, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), expenditures or any other financial items or ratios; litigation, regulatory and governmental investigations; LBG's future financial performance; the level and extent of future impairments and write-downs; statements of plans, objectives or goals of LBG or its management including in respect of statements about the future business and economic environments in the U.K. and elsewhere including, but not limited to, future trends in interest rates, foreign exchange rates, credit and equity market levels and demographic developments; statements about competition, regulation, disposals and consolidation or technological developments in the financial services industry; and statements of assumptions underlying such statements. Such statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain of the market risk disclosures are dependent on choices about key model characteristics, assumptions and estimates, and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.
Other factors could also adversely affect our results or the accuracy of forward-looking statements in this announcement, and you should not consider the factors discussed here or in the Annual Report or other documents incorporated by reference into the Offer to Purchase to be a complete set of all potential risks or uncertainties. We have economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with accuracy any changes in economic or market conditions or in governmental policies and actions, it is difficult for us to anticipate the effects that such changes could have on our financial performance and business operations.
The forward-looking statements made in this announcement speak only as of the date of this announcement. We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this announcement and we do not assume any responsibility to do so, except as required by applicable law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 03 November 2016